Exhibit 97
RANGER ENERGY SERVICES, INC. CLAWBACK POLICY
Purpose
The Board of Directors (the “Board”) of Ranger Energy Services, Inc. (the “Company”) has oversight of the Company’s executive compensation and financial reporting. To that end, this Clawback Policy (the “Policy”) is designed to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding the recoupment of certain executive compensation in the event of an accounting restatement as described herein. This Policy will be administered by the Compensation Committee of the Company’s Board of Directors (the “Committee”), whose determinations will be final, binding and conclusive.
Definitions
Unless the context otherwise requires, the following definitions apply for purposes of this Policy:
“Executive Officer” means any current or former employee who is or was the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) share price and (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
“Incentive Compensation” means any compensation that is granted, earned or vested on or after the Effective Date based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
For clarity, Incentive Compensation does not include annual base salary, compensation which is awarded based purely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted stock units) or compensation which is awarded solely at the discretion of the Board, nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).
“Relevant Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date and any transition period resulting from a change in the Company’s fiscal year within or immediately following the three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
“Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Restatement Date” means the date that is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
Recoupment
In the event that the Company is required to prepare a Restatement, the Board shall reasonably promptly, as to any Executive Officer who received Incentive Compensation during the Relevant Recovery Period, cause the Company to recover from the Executive Officer the amount of erroneously awarded Incentive Compensation.
This Policy applies to all Incentive Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive Compensation,
•while the Company has a class of securities listed on the New York Stock Exchange, and
•during the Relevant Recovery Period.
Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive Compensation received on or after June 9, 2023 (the “Effective Date”). The Company shall recover erroneously awarded Incentive Compensation in compliance with this Policy except to the extent provided under the section entitled “Exceptions” herein. For clarity, the Company’s obligation to recover erroneously awarded Incentive Compensation under this Policy is not dependent on if or when a Restatement is filed.

a)Recoverable Amount. The amount of Incentive Compensation subject to recovery under this Policy is the amount of Incentive Compensation that was Received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based upon the restated amounts, computed without regard to any taxes paid.
b)Incentive Compensation Based on Share Price or Shareholder Return. For Incentive Compensation based on the Company’s share price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement:
•the recoverable amount will be based on a reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive Compensation was received, which may be determined or assisted through consultation with third-party advisors; and
•the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.
Exceptions
The Company must recover erroneously awarded Incentive Compensation pursuant to this Policy, except to the extent that the following conditions of (a) or (b) are met, and the Compensation Committee, or in the absence of the entire Compensation Committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.
a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded Incentive Compensation, document such reasonable attempts to recover, and provide that documentation to the New York Stock Exchange.
b)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Prohibition Against Indemnification
The Company shall not indemnify any Executive Officer against the loss of erroneously awarded Incentive Compensation. Executive Officers shall not seek and waive any right to indemnification or contribution from the Company for any amounts reimbursed or clawed back.

Disclosure
The Company shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of the U.S. federal securities laws, including the disclosure required in connection with applicable Securities and Exchange Commission filings.
Amendment and Termination
The Compensation Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.
Effectiveness and Other Recoupment Rights
This Policy shall be effective as of the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement, or similar agreement.